No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. These securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws. These securities may not be offered or sold in the United States absent registration or exemptions from registration under such laws. See "Plan of Distribution".

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the corporate secretary of New Pacific Metals Corp. at Suite 1750 – 1066 West Hastings Street, Vancouver, British Columbia, Canada, V6E 3X1, by faxing a written request to (604) 669-9387, or by calling (604) 633-1368, and are also available electronically at www.sedar.com.

SHORT FORM PROSPECTUS

New Issue	October 21, 2019

NEW PACIFIC METALS CORP.

3,750,000 Common Shares

This short form prospectus ("prospectus") qualifies the distribution (the "Offering") of 3,750,000 common shares (the "Offered Shares") in the capital of New Pacific Metals Corp. (the "Company") at a price of $4.00 per Offered Share (the "Offering Price") for gross proceeds of $15,000,000. The Offering is being made pursuant to the terms of an underwriting agreement dated October 8, 2019 (the "Underwriting Agreement") between the Company and BMO Nesbitt Burns Inc., as sole underwriter (the "Underwriter"). See "Plan of Distribution".

	Price $4.00 per Common Share
			Net Proceeds to the
	Price to the Public	Underwriter's Fee(1)	Company(2)
Per Common Shares	$4.00	$0.24	$3.76
Total(3)	$15,000,000	$900,000	$14,100,000

Notes:

(1) In consideration of the services rendered by the Underwriter in connection with the Offering, the Company has agreed to pay the Underwriter a cash fee equal to 6% of the gross proceeds of the Offering (including in respect of any exercise of the Over-Allotment Option (as defined below)) (the "Underwriter's Fee").

(2) Before deducting the expenses related to this Offering, estimated at $380,000, which, together with the Underwriter's Fee, will be paid by the Company from the proceeds of the Offering. See "Use of Proceeds".

(3) The Company has granted to the Underwriter an over-allotment option (the "Over-Allotment Option"), exercisable in whole or in part at any time and from time to time until the date that is 30 days from and including the Closing Date (as defined below), to purchase up to an additional 562,500 Offered Shares on the same terms as set forth above to cover over-allotments, if any, and for market stabilization purposes. If the Over-Allotment Option is exercised in full, the total price to the public, Underwriter's Fee and net proceeds to the Company before deducting estimated expenses of $380,000 will be $17,250,000, $1,035,000 and $16,215,000, respectively.

This prospectus also qualifies the grant of the Over-Allotment Option and the distribution of the Offered Shares issuable upon the exercise of the Over-Allotment Option. See "Plan of Distribution". A purchaser who acquires Offered Shares forming part of the Underwriter's over-allocation position acquires those securities under this prospectus, regardless of whether the over- allocation position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases. All references to "Offered Shares" in this prospectus include any Common Shares (as defined below) issued upon any exercise of the Over-Allotment Option.

The following table sets out the maximum number of securities that may be issued by the Company to the Underwriter pursuant to the Over-Allotment Option granted to the Underwriter.

Underwriter's Position	Maximum Size	Exercise Period	Exercise Price

Over-Allotment Option	562,500 Offered Shares	Up to 30 days from the	$4.00 per Offered Share
Closing
of the Offering

The Offering Price was determined by arm's length negotiation between the Company and the Underwriter with reference to the prevailing market price of the common shares of the Company (the "Common Shares") on the TSX Venture Exchange (the "TSXV"). The Underwriter, as principal, conditionally offers the Offered Shares, subject to prior sale, if, as and when issued by the Company and accepted by the Underwriter in accordance with the conditions contained in the Underwriting Agreement referred to under "Plan of Distribution".

Subject to applicable laws, the Underwriter may, in connection with the Offering, effect transactions which stabilize or maintain the market price of the Common Shares at levels other than those which might otherwise prevail on the open market. Such transactions, if commenced, may be discontinued at any time. The Underwriter may offer the Offered Shares at a price lower than that stated above. See "Plan of Distribution".

The Common Shares are listed on the TSXV under the symbol "NUAG". On October 2, 2019, the last trading day prior to the public announcement of the Offering, the closing price of the Common Shares on the TSXV was $4.49 per Common Share. On October 18, 2019, the last trading day prior to the filing of this prospectus, the closing price of the Common Shares on the TSXV was $4.59 per Common Share. The TSXV has conditionally approved the listing of the Offered Shares distributed under this prospectus on the TSXV. Such listing will be subject to the Company fulfilling all of the listing requirements of the TSXV on or before the Closing Date.

An investment in the Offered Shares should be considered speculative due to various factors, including the nature of the Company's business. The risk factors outlined or incorporated by reference in this prospectus should be carefully reviewed and considered by prospective purchasers in connection with their investment in the Offered Shares. See "Forward-Looking Statements" and "Risk Factors".

Subscriptions for Offered Shares will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. The closing of the Offering is expected to occur on or about October 25, 2019, or such later date as the Company and the Underwriter may agree (the "Closing Date"), however the Offered Shares are to be taken up by the Underwriter, if at all, on or before a date that is not later than 42 days after the date of the receipt for the final prospectus.

It is expected that the Company will arrange for an instant deposit of the Offered Shares to or for the account of the Underwriter with CDS Clearing and Depository Services Inc. ("CDS") or its nominee on the Closing Date, against payment of the aggregate purchase price for the Offered Shares. A purchaser of Offered Shares will receive only a customer confirmation from the registered dealer from or through which Offered Shares are purchased unless specifically requested or required. See "Plan of Distribution".

Rui Feng, director and Chief Executive Officer of the Company, resides outside of Canada, and has appointed New Pacific Metals Corp. at Suite 1750 – 1066 West Hastings Street, Vancouver, British Columbia V6E 3X1 as his agent for service.

Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process.

ii

Certain legal matters relating to the Offered Shares will be passed upon by Bennett Jones LLP, on behalf of the Company, and by Borden Ladner Gervais LLP, on behalf of the Underwriter.

In this prospectus, references to the "Company" refer to New Pacific Metals Corp. and/or, as applicable, one or more of its subsidiaries. Unless otherwise stated, references to "dollars" and "$" in this prospectus are to Canadian dollars.

The principal business office and registered office of the Company is located at Suite 1750 – 1066 West Hastings Street, Vancouver, British Columbia V6E 3X1.

iii

ABOUT THIS PROSPECTUS

No person is authorized by the Company to provide any information or to make any representation other than as contained in this prospectus in connection with the issue and sale of the Offered Shares. Prospective purchasers should rely only on the information contained or incorporated by reference in this prospectus in connection with the purchase of the Offered Shares. Information in this prospectus updates and modifies information incorporated by reference herein. Prospective purchasers should assume that the information appearing in this prospectus is accurate only as of the date on the front of such documents and that information contained in any document incorporated by reference is accurate only as of the date of that document unless specified otherwise. The Company's business, financial condition, financial performance and prospects may have changed since those dates.

Purchasers are required to inform themselves about, and to observe any restrictions relating to, any offering or distribution of our securities under this prospectus.

Market data and certain industry forecasts used in this prospectus and the documents incorporated by reference in this prospectus were obtained from market research, publicly available information and industry publications. The Company believes that these sources are generally reliable, but neither the Company nor the Underwriter have independently verified such information.

ELIGIBILITY FOR INVESTMENT

In the opinion of Bennett Jones LLP, counsel to the Company, and Borden Ladner Gervais LLP, counsel to the Underwriter, based on the current provisions of the Income Tax Act (Canada) (together with regulations thereunder, the "Tax Act"), the Offered Shares, if issued on the date hereof, would constitute a "qualified investment" under the Tax Act for a trust governed by a registered retirement savings plan (a "RRSP"), a registered retirement income fund (a "RRIF"), a registered disability savings plan ("RDSP"), a registered education savings plan ("RESP"), a tax-free savings account (a "TFSA") or a deferred profit sharing plan, each as defined in the Tax Act, provided that the Common Shares are listed on a "designated stock exchange" as defined in the Tax Act (which currently includes the TSXV) or the Company is otherwise a "public corporation" within the meaning of the Tax Act.

Notwithstanding that the Offered Shares may be a qualified investment for a trust governed by an RRSP, RRIF, RESP, RDSP or TFSA (each, a "Registered Plan"), the annuitant of an RRSP or RRIF, the subscriber under an RESP or the holder of a TFSA or RDSP, as the case may be, (the "Controlling Individual") will be subject to a penalty tax in respect of Offered Shares held in the Registered Plan if the Offered Shares are a "prohibited investment" (as defined in the Tax Act) for the particular Registered Plan. The Offered Shares will be a "prohibited investment" for a Registered Plan if the Controlling Individual (a) does not deal at arm’s length with the Company for purposes of the Tax Act, or (b) has a "significant interest" (as defined in subsection 207.01(4) of the Tax Act) in the Company. In addition, the Offered Shares will not be a "prohibited investment" if the Offered Shares are "excluded property" for purposes of the prohibited investment rules for a Registered Plan.

Prospective purchasers who intend to hold the Offered Shares in a Registered Plan should consult their own tax advisors having regard to their own particular circumstances.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this prospectus and the documents incorporated by reference herein constitute forward-looking information or forward-looking statements under applicable securities laws (collectively, "forward-looking statements"). These statements relate to future events or future performance, business prospects or opportunities of the Company that are based on forecasts of future results, estimates of amounts not yet determined and assumptions of management made in light of management's experience and perception of historical trends, current conditions and expected future developments. All statements other than statements of historical fact may be forward-looking statements. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "forecast", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions) are not statements of historical fact and may be "forward-looking statements".

These forward-looking statements are based on the beliefs of the Company’s management as well as on assumptions, which management believes to be reasonable based on information currently available at the time such statements were made. However, there can be no assurance that the forward-looking statements will prove to be accurate.

Examples of forward-looking statements in this prospectus and the documents incorporated by reference herein include, but are not limited to, statements in respect of: termination of the Offering upon the maximum amount of sales of Offered Shares being completed thereunder; sales of Offered Shares under the Offering; the use of net proceeds of the Offering; the potential construction and costs related to an exploration camp; the Company's intention to complete the Offering on the terms and conditions described herein; the listing of the Offered Shares on the TSXV; the anticipated effect of the Offering on the performance of the Company; expected completion date of the 2019 drill program for the Silver Sand Project (as defined below) and the plans and expectations for the Silver Sand Project, the Tagish Lake Gold Project and the RZY Project (each as defined below).

By their nature, forward-looking statements are based on assumptions and involve known and unknown risks, uncertainties, and other factors that may cause the actual results, performance, or achievements of the Company to be materially different from any future results, performance, or achievements expressed or implied by the forward-looking statements. Forward- looking statements are subject to a variety of risks, uncertainties, and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation: investing in the Common Shares; discretion in the use of proceeds of the Offering; the ability to raise additional funds; volatility of the market price for the Common Shares generally; general business, economic, competitive, political, regulatory and social uncertainties; silver, lead, copper and gold price volatility; uncertainty related to mineral exploration properties; risks related to the ability to finance the continued exploration of mineral properties; risks related to factors beyond the control of the Company; risks and uncertainties associated with exploration and mining operations; risks related to the ability to obtain adequate financing for planned development activities; lack of infrastructure at mineral exploration properties; risks and uncertainties relating to the interpretation of drill results and the geology, grade and continuity of mineral deposits; uncertainties related to title to mineral properties and the acquisition of surface rights; risks related to governmental regulations, including environmental laws and regulations and liability and obtaining permits and licences; future changes to environmental laws and regulations; unknown environmental risks from past activities; commodity price fluctuations; risks related to reclamation activities on mineral properties; risks related to political instability and unexpected regulatory change; currency fluctuations; influence of third party stakeholders; conflicts of interest; risks related to dependence on key individuals; risks related to the involvement of some of the directors and officers of the Company with other natural resource companies; enforceability of claims; the ability to maintain adequate control over financial reporting; disruptions or changes in the credit or security markets; actual results of current exploration activities; mineral reserve and mineral resource estimate risk; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; changes in labour costs or other costs of production; labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; the ability to renew existing licenses or permits or obtain required licenses and permits; increased infrastructure and/or operating costs; risks of not meeting production and cost targets; discrepancies between actual and estimated production; metallurgical recoveries; mining operational and development risk; litigation risks; speculative nature of silver exploration; global economic climate; dilution; environmental risks; community and non-governmental actions; and regulatory risks. This list is not exhaustive of the factors that may affect any of the forward-looking statements of the Company.

Forward-looking statements are statements about the future and are inherently uncertain. Actual results could differ materially from those projected in the forward-looking statements as a result of the matters set out generally and certain economic and business factors, some of which may be beyond the control of the Company. Further, these statements are only current as of the date hereof or of the date of the documents incorporated herein by reference, unless otherwise indicated, as the case may be. Important risk factors are identified in this prospectus under the heading "Risk Factors" and in the AIF (as defined below) under the heading "Item 4.2 - Risk Factors". Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described. Proposed investors are cautioned against attributing undue certainty to forward-looking statements. The Company does not undertake to update or supplement any of these forward-looking statements as a result of changing circumstances or otherwise, and the Company disclaims any obligation to do so, except as required by applicable laws. For all of these reasons, such forward-looking statements included in, or incorporated by reference into, this prospectus should not be unduly relied upon.

FINANCIAL INFORMATION

The Annual Financial Statements (as defined below), which are incorporated by reference herein, have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS") and are reported in Canadian dollars.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this prospectus from documents filed with securities commissions or similar authorities in every province of Canada except Québec. Copies of the documents incorporated by reference in this prospectus and not delivered with this prospectus may be obtained on request without charge from the Corporate Secretary of the Company at Suite 1750 – 1066 West Hastings Street, Vancouver, British Columbia, Canada, V6E 3X1, by faxing a written request to (604) 669-9387, or by calling (604) 663-1368, or electronically through SEDAR at www.sedar.com. The following documents, filed with the securities commissions or similar regulatory authorities in every province of Canada, except Québec, are specifically incorporated by reference and form an integral part of this prospectus:

(a) the annual information form of the Company for the fiscal year ended June 30, 2019, dated September 20, 2019 (the "AIF");

(b) the audited annual consolidated financial statements of the Company as at and for the years ended June 30, 2019 and 2018, together with the notes thereto and the independent auditor's report thereon (the "Annual Financial Statements");

(c) the management's discussion and analysis of the Company for the years ended June 30, 2019 and 2018;

(d) the management information circular of the Company dated October 25, 2018, in connection with the annual meeting of the shareholders of the Company held on December 10, 2018;

(e) the marketing materials of the Company dated October 2, 2019 with respect to the Offering (“Marketing Materials”); and

(f) the material change report dated October 8, 2019 with respect to the announcement of the Offering.

Any document of the type referred to in Section 11.1 of Form 44-101F1 – Short Form Prospectus filed by the Company with a securities commission or similar regulatory authority in Canada after the date of this prospectus and prior to the termination of the distribution shall be deemed to be incorporated by reference into this prospectus.

Any statement contained in this prospectus or in a document incorporated or deemed to be incorporated by reference in this prospectus shall be deemed to be modified or superseded for the purposes of this prospectus to the extent that a statement contained herein or in any subsequently filed document which also is or is deemed to be incorporated by reference in this prospectus modifies or supersedes that statement. Any statement so modified or superseded shall not constitute a part of this prospectus except as so modified or superseded. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

MARKETING MATERIALS

The Marketing Materials are not part of this prospectus to the extent that the contents of the Marketing Materials have been modified or superseded by a statement contained in this prospectus. Any “template version” of “marketing materials” (each as defined in National Instrument 41-101 — General Prospectus Requirements), filed after the date of this prospectus and before the termination of the distribution under the Offering is deemed to be incorporated by reference into this prospectus.

NEW PACIFIC METALS CORP.

The following description of the Company is derived from selected information about the Company contained in the documents incorporated by reference herein and does not contain all of the information about the Company and its business.

Business Information

The Company is an exploration and development company which owns the concessions comprising the Silver Sand project (the "Silver Sand Project") in the Potosí Department, Bolivia, the Tagish Lake gold project (the "Tagish Lake Gold Project") in the Yukon, Canada and the RZY silver-lead-zinc project (the "RZY Project") in Qinghai Province, China. The Company is primarily focused on the development of the Silver Sand Project, the Company's material property under National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101").

Intercorporate Relationships

The corporate structure of the Company and its subsidiaries, as of the date hereof, is as follows:

New Pacific Metals Corp.
(B.C.)
100%
Tagish Lake Gold Corp.
(B.C.)
100%
Tagish Lake Project (Yukon)
100%
New Pacific Offshore Inc.
(British Virgin Islands "BVI")
100%
SKN Nickel & Platinum Ltd.
(BVI)
100%
Glory Metals Investment Corp. Limited
(Hong Kong)
100%
New Pacific Investment Corp. Limited
(Hong Kong)
100%
New Pacific Andes Corp. Limited
(Hong Kong)
100%
Fortress Mining Inc.[1]
(BVI)
Rui Feng
82%
Qinghai Found Mining Co. Ltd.
(China)
67%
RZY Project
(China)
100%
Empresa Minera Alcira S.A.
(Bolivia)
100%
Silver Sand Project
(Bolivia)
100%
NPM Minerales S.A.
(Bolivia)
1%
99%
Colquehuasi S.R.L.
(Bolivia)
100%
Samasa Camp
(Bolivia)

CONSOLIDATED CAPITALIZATION

Other than as set forth in the table below, there have been no material changes in the share or loan capital of the Company, on a consolidated basis, since the date of the Annual Financial Statements. The following table represents the Company's share capital as at June 30, 2019 (i) before giving effect to the Offering, (ii) after giving effect to the Offering, and (iii) after giving effect to the Offering assuming the exercise of the Over-Allotment Option in full:

			As at June 30, 2019
			after giving effect to the
	As at June 30, 2019	As at June 30, 2019	Offering, assuming
	before giving effect to	after giving effect to the	exercise of Over-
	the Offering	Offering	Allotment Option in full

Shareholder’s Equity	$150,005,738	$163,725,738	$165,840,738

Common Shares	142,432,812	146,182,812	146,745,312

Stock Options	5,905,000	5,905,000	5,905,000

Fully Diluted Issued and Outstanding	148,337,812	152,087,812	152,650,312

USE OF PROCEEDS

Assuming the Over-Allotment Option is not exercised, the net proceeds of the Offering will be approximately $13,720,000 after deducting the Underwriter's Fee of $900,000 and the estimated expenses of the Offering. See "Plan of Distribution".

The net proceeds from the Offering (including on any exercise of the Over-Allotment Option) will be used to advance exploration at the Company’s wholly-owned Silver Sand Project, as well as the construction of an exploration camp at the Silver Sand Project (approximately $4,640,000).

Assuming the Over-Allotment Option is not exercised (in whole or in any part), the net proceeds are expected to be used as follows:

Proceeds(1)

Offering	$15,000,000

Underwriter's Fee	$900,000

Estimated expenses of the Offering	$380,000

Net Proceeds	$13,720,000

Use of Proceeds

2019 Drill Program for the Silver Sand Project

Drilling of 55,000 meters of diamond core	$8,167,000

Assaying and sampling of 53,854 samples	$2,655,000

Equipment	$697,000

Site expenses	$414,000

Community relations	$148,000

Concession renewal	$2,000

Metallurgical testing	$270,000

Technical report	$338,000

Overhead office costs	$3,055,000

Total	$15,746,000

_______________
Note:

(1) Assuming the Over-Allotment Option is not exercised (in whole or in any part).

The currently planned 2019 drill program for the Silver Sand Project is expected to be completed on or about March 2020. The Company intends on completing 55,000 meters of diamond core drilling during the 2019 drill program in furtherance of the work program recommended in the 2017 technical report. Alex Zhang, M. Eng., M.Sci., P. Geo., the Company's Vice-President Exploration, is the qualified person responsible for recommending the 2019 drill program. Management of the Company, as well as the board of directors of the Company, approved the 2019 drill program. The Company will use available funds to cover costs of the drill program and the construction of the exploration camp at the Silver Sand Project that exceed the net proceeds received by the Company from the Offering.

Any proceeds raised from the Over-Allotment Option are intended to be used for the 2019 drill program and for construction of the exploration camp at the Silver Sand Project.

The Company intends to spend the available funds based on the drill program and exploration camp construction plan established by the Company for the Silver Sand Project, consistent with established internal control guidelines, as applicable. However, there may be circumstances where, for sound business reasons, a reallocation of the net proceeds may be necessary. The actual amount that the Company spends in connection with each of the intended uses of proceeds may vary significantly from the description above and will depend on a number of factors, including those referred to under "Risk Factors – Discretion in Use of Proceeds".

Working capital as at June 30, 2019 was $37,089,557. Estimated working capital as at September 30, 2019 was approximately $36,000,000. Material changes for working capital during the quarter ended September 30, 2019 were related to approximately $5 million spent on the 2019 drill program and corporate overhead, offset by $4 million in proceeds from disposition of certain equity investments.

The Company had negative cash flow from operating activities for the financial year ended June 30, 2019. To the extent that the Company has negative cash flow from operating activities in future periods, the Company may need to use a portion of the proceeds from any offering to fund such negative cash flow. See "Risk Factors – Negative Cash Flow from Operating Activities".

DESCRIPTION OF SECURITIES BEING DISTRIBUTED

This prospectus qualifies the distribution of the Offered Shares offered pursuant to the terms of the Underwriting Agreement.

The Company is authorized to issue an unlimited number of Common Shares. As of June 30, 2019, there were 142,432,812 Common Shares issued and outstanding and 5,905,000 Common Shares issuable upon exercise of outstanding stock options ("Options").

Holders of Common Shares are entitled to receive notice of any meetings of shareholders of the Company, and to attend and to cast one vote per Common Share held at all such meetings. Holders of Common Shares are entitled to receive on a pro rata basis such dividends on the Common Shares, if any, as and when declared by the board of directors of the Company at its discretion, paid in money or property or by issuing fully paid Common Shares of the Company, and, upon the liquidation, dissolution or winding up of the Company, are entitled to receive on a pro rata basis the net assets of the Company after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking senior in priority to or on par with, the holders of Common Shares with respect to dividends or liquidation. The Common Shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions.

PRIOR SALES

For the 12-month period before the date of this prospectus, the Company has issued the following Common Shares, or securities exchangeable or convertible into Common Shares:

Common Shares

The following table summarizes issuances of Common Shares by the Company for the 12-month period prior to the date of this prospectus:

Date of Issuance	Number of Common Shares	Price Per Common Share
May 22, 2019	9,500,000	$2.10

Options

The following table summarizes grants of Options by the Company for the 12-month period prior to the date of this prospectus:

Date of Grant	Exercise Price	Number of Options	Expiry
April 22, 2019	$2.30	200,000	April 22, 2024
February 22, 2019	$2.15	1,955,000	February 22, 2024

MARKET FOR SECURITIES

The Common Shares are currently listed on the TSXV under the trading symbol "NUAG". The following table sets forth the reported intraday high and low prices and the trading volume for the Common Shares on the TSXV for the 12-month period prior to the date of this prospectus. As of the date of this prospectus, the Company had 142,924,618 Common Shares issued and outstanding. On October 18, 2019, the last full trading day prior to the date of this prospectus, the closing price of the outstanding Common Shares on the TSXV was $4.59 per Common Share.

Month	Monthly High Price	Monthly Low Price	Monthly Volume
October 1 – 18, 2019	$4.63	$4.09	1,857,344
September 2019	$6.71	$2.75	4,128,885
August 2019	$3.00	$2.35	1,076,518
July 2019	$2.52	$2.21	202,467
June 2019	$2.55	$1.91	1,280,261
May 2019	$2.30	$1.66	366,580
April 2019	$2.51	$2.17	523,301
March 2019	$2.50	$2.17	995,316
February 2019	$2.39	$1.92	975,713
January 2019	$2.00	$1.34	608,711
December 2018	$1.47	$1.18	170,750
November 2018	$1.46	$1.30	110,180
October 2018	$1.58	$1.37	237,700

PLAN OF DISTRIBUTION

Under the terms of the Underwriting Agreement between the Company and the Underwriter, the Company has agreed to sell, and the Underwriter has agreed to purchase from the Company, on the Closing Date, subject to the terms and conditions contained in the Underwriting Agreement, 3,750,000 Offered Shares at the Offering Price, payable in cash to the Company against delivery of the Offered Shares. The Offering Price was determined by arm's length negotiation between the Company and the Underwriter with reference to the prevailing market price of the Common Shares on the TSXV.

The Company has granted to the Underwriter the Over-Allotment Option, which is exercisable in whole or in part at any time and from time to time until the date that is 30 days from and including the Closing Date to purchase up to an additional 562,500 Offered Shares on the same terms as set forth above to cover over-allotments, if any, and for market-stabilization purposes. This prospectus qualifies the grant of the Over-Allotment Option and the distribution of the Offered Shares on the exercise of the Over-Allotment Option. A purchaser who acquires Offered Shares forming part of the Underwriter's over-allocation position acquires those Offered Shares under this prospectus, regardless of whether the over-allocation position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases.

The obligations of the Underwriter under the Underwriting Agreement may be terminated at its discretion on the basis of "disaster out", "material change out", "regulatory out" or may also be terminated upon the occurrence of certain stated events. The Underwriter is, however, obligated to take up and pay for all of the Offered Shares if any of the Offered Shares are purchased under the Underwriting Agreement. Pursuant to the Underwriting Agreement, the Company has agreed to indemnify the Underwriter and its affiliates and their respective directors, officers, agents and employees against certain liabilities, including liabilities under applicable Canadian securities legislation, and expenses and to contribute to payments that the Underwriter may be required to make in respect thereof.

The expenses of this Offering, not including the Underwriter's Fee, are estimated to be $380,000 and are payable by the Company. The aggregate Underwriter's Fee will be $900,000 ($0.24 per Common Share or 6% of the gross proceeds, assuming no exercise of the Over-Allotment Option). If the Over-Allotment Option is exercised in full, the aggregate Underwriter's Fee will be $1,035,000.

The Underwriter reserves the right to appoint other registered dealers (or other dealers duly licensed in their respective jurisdictions) to assist in the Offering, who may or may not be offered part of the Underwriter's Fee.

The Company has agreed not to directly or indirectly issue any Common Shares or securities or other financial instruments convertible into or having the right to acquire Common Shares (other than pursuant to rights or obligations under securities or instruments outstanding or in accordance with the Company’s option plan) or enter into any agreement or arrangement under which the Company acquires or transfers to another, in whole or in part, any of the economic consequences of ownership of Common Shares, whether that agreement or arrangement may be settled by the delivery of Common Shares or other securities or cash, or agree to become bound to do so, or disclose to the public any intention to do so, for a period from October 2, 2019 until 90 days following the Closing Date without the Underwriter’s prior written consent, which consent will not be unreasonably withheld. The Company has also agreed to deliver lock-up agreements executed by each of the Company’s executive officers and directors pursuant to which they agree, prior to the Closing Date, not to sell, or agree to sell (or announce any intention to do so), any Common Shares or securities exchangeable or convertible into Common Shares for a period from October 2, 2019 until 90 days following the Closing Date without the Underwriter’s prior written consent, which consent will not be unreasonably withheld.

The TSXV has conditionally approved the listing of the Offered Shares distributed under this prospectus on the TSXV. Such listing will be subject to the Company fulfilling all of the listing requirements of the TSXV on or before the Closing Date.

The Underwriter proposes to offer the Offered Shares initially at the Offering Price. After the Underwriter has made a reasonable effort to sell all of the Offered Shares at the Offering Price, the Offering Price may be decreased and may be further changed from time to time to an amount not greater than the Offering Price, and the compensation realized by the Underwriter will be decreased by the amount that the aggregate price paid by the purchasers for the Offered Shares is less than the gross proceeds to be paid by the Underwriter to the Company.

Subscriptions will be reserved subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. It is expected that the Company will arrange for an instant deposit of the Offered Shares to or for the account of the Underwriter with CDS or its nominee on the Closing Date, against payment of the aggregate purchase price for the Offered Shares. A purchaser of Offered Shares will receive only a customer confirmation from the registered dealer from or through which Offered Shares are purchased unless specifically requested or required.

The Offering is being made in every province of Canada, except Québec. This prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any of the Offered Shares in the United States. The Offered Shares to be issued pursuant to the Offering have not been registered under the U.S. Securities Act, or any state securities laws, and may not be offered, sold or delivered within the United States unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from registration is available. Accordingly, with respect to the U.S. Securities Act, the Offered Shares may be offered and sold only: (a) to qualified institutional buyers as that term is defined in Rule 144A under the U.S. Securities Act; and (b) outside of the United States in reliance on Regulation S under the U.S. Securities Act. As used herein, the term "United States" has the meaning given to it in Regulation S under the U.S. Securities Act. Because of these restrictions and those described below, potential purchasers in the United States are advised to consult legal counsel prior to making any offer, resale, pledge or other transfer of the Offered Shares offered hereby.

In addition, until 40 days after the commencement of the Offering, an offer or sale of the Offered Shares within the United States by any dealer, whether or not participating in the Offering, may violate the registration requirements of the U.S. Securities Act if such other offer or sale is made otherwise than in accordance with an available exemption from the registration requirements under the U.S. Securities Act. Any Offered Shares sold on the basis of an exemption to the registration requirements of the U.S. Securities Act into the United States will be restricted securities within the meaning of Rule 144(a)(3) under the U.S. Securities Act and may only be offered, sold, pledged or otherwise transferred pursuant to certain exemptions from the registration requirements of the U.S. Securities Act and any applicable state securities laws.

Pursuant to rules and policy statements of certain Canadian securities regulators, the Underwriter may not, at any time during the period of distribution, bid for or purchase Offered Shares for its own account or for accounts over which it exercises control or direction. The foregoing restrictions are subject to certain exceptions including: (i) a bid for or purchase of Offered Shares if the bid or purchase is made through the facilities of the TSXV in accordance with the Universal Market Integrity Rules of the Investment Industry Regulatory Organization of Canada (IIROC); (ii) a bid or purchase on behalf of a client, other than certain prescribed clients, provided that the client's order was not solicited by the Underwriter or if the client's order was solicited, the solicitation occurred before the commencement of a prescribed restricted period; and (iii) a bid or purchase to cover a short position entered into prior to the commencement of a prescribed restricted period. In connection with this Offering, the Underwriter may over-allot or effect transactions that stabilize or maintain the market price of the Offered Shares at levels other than those which otherwise might prevail on the open market, including: short sales; purchases to cover positions created by short sales; imposition of penalty bids; syndicate covering transactions and stabilizing transactions. As a result of these activities, the price of the Common Shares may be higher than the price that otherwise might exist in the open market.

No offer or sale of the Offered Shares may be made in any jurisdiction except in compliance with the applicable laws thereof. Persons receiving this prospectus are responsible for informing themselves about and observing any restrictions as to the Offering and the distribution of this prospectus.

RISK FACTORS

An investment in the Company is speculative and involves a high degree of risk due to the nature of the Company's business and the present stage of its development. The following risk factors, as well as risks not currently known to the Company, could materially adversely affect the Company's future business, operations and financial condition and could cause them to differ materially from the estimates described in forward-looking statements contained herein. In addition to the information set out below and elsewhere in this prospectus, including in the section entitled "Forward-Looking Statements", investors should carefully consider the risk factors set out in the AIF under the heading "Item 4.2 - Risk Factors" and other documents that are incorporated by reference in this prospectus. By their nature, forward-looking statements involve numerous assumptions and known and unknown risks and uncertainties, of both a general and specific nature, that could cause actual results to differ materially from those suggested by the forward-looking statements or contribute to the possibility that predictions, forecasts or projections will prove to be materially inaccurate. Prospective investors should carefully consider the following risk factors along with the other matters set out herein:

Risks Related to the Offering

Discretion in Use of Proceeds

The Company intends to use the net proceeds of the Offering to achieve its stated business objective as set forth under "Use of Proceeds". Management of the Company maintains broad discretion to spend the proceeds in ways that it deems most efficient and may use the net proceeds other than as described and in ways that an investor may not consider desirable. As a result, an investor will be relying on the judgment of management for the application of the net proceeds of the Offering. The application of the proceeds to various items may not necessarily enhance the value of the Common Shares. The failure to apply the net proceeds as set forth under "Use of Proceeds" or the failure of the Company to achieve its stated business objectives set forth in such section, could adversely affect the Company’s business and, consequently, could adversely affect the price of the Common Shares on the open market.

Negative Cash Flow from Operating Activities

The Company has not yet achieved positive operating cash flow, and the Company will continue to experience negative cash flow from operations in the foreseeable future. The Company has incurred net losses in the past and may incur losses in the future unless it can derive sufficient revenues from its business. Such future losses could have an adverse effect on the market price of the Common Shares, which could cause investors to lose part or all of their investment.

Future Sales or Issuances of Securities

The market price of the Common Shares could decline as a result of issuances of securities by the Company or sales by the Company's existing shareholders of Common Shares in the market, or the perception that these sales could occur. Sales of Common Shares by shareholders might also make it more difficult for the Company to sell equity securities at a time and price that the Company deems appropriate. Sales or issuances of substantial numbers of Common Shares, or the perception that such sales could occur, may adversely affect prevailing market prices of the Common Shares. With any additional sale or issuance of Common Shares, investors will suffer dilution to their voting power and the Company may experience dilution in its earnings per share.

Additional Financing

The continued development of the Silver Sand Project will require additional financing. The failure to raise or procure such additional funds or the failure to achieve positive cash flow could result in the delay or indefinite postponement of the Company's business objectives. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, will be on terms acceptable to the Company. If additional funds are raised by offering equity securities, existing shareholders could suffer significant dilution.

Volatility of Market Price of the Common Shares

The market price of the Common Shares may be volatile and subject to wide fluctuations in response to numerous factors, many of which are beyond the Company's control. This volatility may affect the ability of holders of Common Shares to sell their securities at an advantageous price. Market price fluctuations in the Common Shares may be due to the Company’s operating results failing to meet expectations of securities analysts or investors in any period, downward revision in securities analysts’ estimates, adverse changes in general market conditions or economic trends, acquisitions, dispositions or other material public announcements by government and regulatory authorities, the Company or its competitors, along with a variety of additional factors. These broad market fluctuations may adversely affect the market price of the Common Shares.

Financial markets have at times historically experienced significant price and volume fluctuations that have particularly affected the market prices of equity securities of companies and that have often been unrelated to the operating performance, underlying asset values or prospects of such companies. Accordingly, the market price of the Common Shares may decline even if the Company’s operating results, underlying asset values or prospects have not changed. Additionally, these factors, as well as other related factors, may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses. There can be no assurance that continuing fluctuations in price and volume will not occur. If such increased levels of volatility and market turmoil continue, the Company’s operations could be adversely impacted and the trading price of the Common Shares may be materially and adversely affected.

Dilution

Additional financing needed to continue funding the development and operation of the Company may require the issuance of additional securities of the Company. The issuance of additional securities and the exercise of common share purchase warrants, stock options and other convertible securities will result in dilution of the equity interests of any persons who are or may become holders of Common Shares.

Ratification of Mining Production Contract

As part of the Silver Sand Project's expansion plan, the Company entered into a mining production contract (the "MPC") with La Corporaciòn Minera de Bolivia (COMIBOL) in January 2019 to explore and mine the area adjoining the Silver Sand Project. The MPC remains subject to ratification by the Plurinational Legislative Assembly of Bolivia. While management believes that the MPC will be ratified, there is no assurance that the Company will be successful in obtaining ratification of the MPC in a timely manner or at all, or that they will be obtained on reasonable terms. The Company cannot predict the government’s positions on foreign investment, mining concessions, land tenure, environmental regulation, community relations, or taxation. A change in government positions on these issues could adversely affect the ratification of the MPC and the Company’s business.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditor of the Company is Deloitte LLP, Chartered Professional Accountants, located at 939 Granville Street, Vancouver, British Columbia, V6Z 1L3.

The transfer agent and registrar for the Common Shares is Computershare Trust Company of Canada at its principal offices in Vancouver, British Columbia.

LEGAL MATTERS

Certain Canadian legal matters related to the offering of securities under this prospectus will be passed upon by Bennett Jones LLP, on behalf of the Company and Borden Ladner Gervais LLP, on behalf of the Underwriter.

INTERESTS OF EXPERTS

As at the date of this prospectus, the "designated professionals" (as such term is defined in Form 51-102F2 – Annual Information Form) of each of Bennett Jones LLP and Borden Ladner Gervais LLP, as respective groups, beneficially own, directly or indirectly, less than 1% of the outstanding securities of the Company.

Deloitte LLP is independent with respect to the Company within the meaning of the rules of professional conduct of the Chartered Professional Accountants of British Columbia.

STATUTORY RIGHT OF WITHDRAWAL AND RESCISSION

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of this prospectus and any amendment. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, revisions of the price or damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission, revision of the price or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of these rights or consult with a legal adviser.

CERTIFICATE OF NEW PACIFIC METALS CORP.

Dated: October 21, 2019

This short form prospectus, together with the documents incorporated by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of each of the provinces of Canada except Québec.

NEW PACIFIC METALS CORP.

(signed) "Rui Feng"	(signed) "Jalen Yuan"
Rui Feng	Jalen Yuan
Chief Executive Officer	Chief Financial Officer

ON BEHALF OF THE BOARD OF DIRECTORS

(signed) "Jack Austin"	(signed) "David Kong"
Jack Austin	David Kong
Director	Director

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CERTIFICATE OF THE UNDERWRITER

Dated: October 21, 2019

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of in each of the provinces of Canada except Québec.

BMO NESBITT BURNS INC.

             (signed) "Carter Hohmann"

Carter Hohmann

Managing Director

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